Exhibit 16

November 20, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Commissioners:

We have read the statements made by Tel-Instrument Electronics Corp., pursuant to Item 4 of Form 8-K, as part of the Company's Form 8-K report dated November 13, 2002. In addition to the events reported in such Form 8-K, with which we agree, additional events that we believe should have been reported by the Company follow:

We believe, based on a review of the Company's Minutes of a Special Meeting of the Board of Directors of Tel-Instrument Electronics Corp. dated October 23, 2002, purported by the Company to be in draft, that we were dismissed as auditors on October 23, 2002.

Very truly yours,

PricewaterhouseCoopers LLP